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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ESCAgenetics Corporation
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(Name of the Issuer)

Common Stock, par value $.0001 per share
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(Title of Class of Securities)

296053101
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(CUSIP Number)


Frank C. Woodruff
Graham & James LLP/Riddell Williams P.S.
4500 - 1001 Fourth Avenue Plaza
Seattle, WA 98154
206-389-1519

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 1998
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1       NAMES OF REPORTING PERSONS: Genesee Holdings, Inc.
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)    [ ]
                                                                    (b)    [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS:
                           WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                       Washington

   NUMBER                      7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:  66,060,000
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER: 66,060,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        66,060,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   90%

14      TYPE OF REPORTING PERSON:   CO


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1       NAMES OF REPORTING PERSONS: Genesee International, Inc.
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)    [ ]
                                                                    (b)    [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS:
                       N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                        Delaware

   NUMBER                      7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER: 66,060,000
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER: 66,060,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        66,060,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:                                                            [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  90%

14      TYPE OF REPORTING PERSON:  CO



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1       NAMES OF REPORTING PERSONS: Donald R. Morken
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a)   [ ]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS:
                           N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States

   NUMBER                      7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER: 66,060,000
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:

 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER: 66,060,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        66,060,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                    [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   90%

14      TYPE OF REPORTING PERSON (See Instructions):   IN



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ITEM 1.     SECURITY AND ISSUER.

     This Statement relates to the Common Stock, $.0001 par value ("Common Stock"), of ESCAgenetics Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1075 Bellevue Way N.E., Suite 605, Bellevue, WA 98004.


ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This Statement is being filed on behalf of Genesee Holdings, Inc., a Washington corporation ("Holdings"), Genesee International, Inc., a Delaware corporation ("Genesee"), and Donald R. Morken ("Mr. Morken"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Statement has been provided by such Reporting Person.

     Set forth below is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

            (1)  Holdings. The executive officer and director of Holdings is:

                 Name                                 Title

                 Donald R. Morken                     President, Secretary and
                                                      Director

     Holding's principal business is serving as a holding company for securities investments. The business address of Holdings is c/o 10500 N.E. 8th Street, Suite 1920, Bellevue, WA 98004.

     Other information with respect to Mr. Morken is set forth in Item
2(a)(2).

            (2)  Genesee. The executive officers and directors of Genesee are:

                 Name                                     Title

                 Donald R. Morken          President and Treasurer; Director
                 Sonya A. Prata            Vice President and Secretary;
                                           Director


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     Genesee is the sole shareholder of Holdings. Genesee's principal business is serving as investment manager for various investment funds.

The present principal occupation and employment of Mr. Morken is serving as an officer or the general partner of the following entities which provide investment management services to various investment funds: Genesee; MCM Partners, a Washington Limited Partnership ("MCM"); and DRE Partners, a Washington Limited Partnership ("DRE"). Mr. Morken is a citizen of the United States. The present principal occupation of Sonya A. Prata ("Ms. Prata") is as a student. Ms. Prata is a citizen of the United States.

     The business address of Genesee is CITCO Building, Wickhams Cay, P.O.
Box 662, Road Town, Tortola, British Virgin Islands. The business address of each of Mr. Morken, MCM and DRE is 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004. The address of Ms. Prata is c/o 10500 N.E. 8th Street, Suite 1920, Bellevue, WA 98004.

            (3) Mr. Morken. Mr. Morken is the President, a director and the controlling stockholder of Genesee. His daughter, Ms. Prata, is the only other stockholder of Genesee. Other information with respect to Mr. Morken and Ms. Prata is set forth in Item 2(a)(2).

     (b) During the past five years, none of the persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (c) During the past five years, none of the persons listed in Item 2(a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 66,060,000 shares (the "Shares") of Common Stock reported as beneficially owned by Holdings, Genesee and Mr. Morken in this Statement were acquired by Holdings on September 8, 1998 pursuant to a merger into Holdings of the prior holder of the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

     Holdings acquired the Shares for investment. Holdings may sell the Shares at any time or from time to time.

     Michelle Kline serves as President, Secretary and Treasurer and as a director of the Issuer. Greg L. Key serves as a director of the Issuer. Each of these individuals is an employee of Genesee Services Corp., a Washington corporation that is wholly owned by Mr. Morken.

Subject to the foregoing, none of the Reporting Persons has plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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     (b)     An extraordinary corporate transaction, such as a merger,
reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board of directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change to the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)     Any action similar to those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, Holdings is the direct beneficial owner of all 66,060,000 of the Shares. The Shares represent approximately 90% of the outstanding shares of Common Stock of the Issuer.

     (b) Genesee, by reason of its position as the sole shareholder of Holdings, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Shares. Mr. Morken, by reason of his position as the sole officer and director of Holdings and as President, Treasurer, a director and the controlling stockholder of Genesee, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Shares. Except as described in Item 5(a) and in this Item 5(b), no other person identified in
Item 2(a) has or shares the power to dispose or the power to vote the Shares.

     (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

     There exist no contracts, arrangements, understandings or relationships between any of the persons identified in Item 2(a) and any other person with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     The following is filed herewith as an Exhibit to this Statement:

     Exhibit No. 1: Joint Filing Agreement, dated March 16, 1999, among the Reporting Persons.



SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                  GENESEE HOLDINGS, INC.


Dated: March 16, 1999

                                  By:   /s/ Donald R. Morken
                                     ----------------------------------
                                  Name:   Donald R. Morken
                                  Title:  President

                                  GENESEE INTERNATIONAL, INC.



                                  By:   /s/ Donald R. Morken
                                     ----------------------------------
                                  Name:   Donald R. Morken
                                  Title:  President


                                        /s/ Donald M. Morken
                                  -------------------------------------
                                  DONALD R. MORKEN



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EXHIBIT 1

JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of Common Stock of ESCAgenetics Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

March 16, 1999                    GENESEE HOLDINGS, INC.



                                  By:   /s/ Donald R. Morken
                                     ----------------------------------
                                  Name:   Donald R. Morken
                                  Title:  President

                                  GENESEE INTERNATIONAL, INC.



                                  By:   /s/ Donald R. Morken
                                     ----------------------------------
                                  Name:   Donald R. Morken
                                  Title:  President


                                        /s/ Donald R. Morken
                                  -------------------------------------
                                  DONALD R. MORKEN


CUSIP No. 296053101           Page 9 of 9 Pages